Exhibit 13

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and nine-month periods ended September 30, 2018 and 2017.  This discussion and analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2017 Annual Report.  Results achieved in any interim period are not necessarily indicative of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in employment rates or in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, unexpected increases in our allowance for loan losses, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2017 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of September 30, 2018, the Company’s business was operated through a network of 314 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance policies as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets were $740.3 million at September 30, 2018 compared to $718.2 million at December 31, 2017, representing a $22.1 million (3%) increase.  Most of the increase was due to growth in the Company’s loan portfolio (net of the allowance for loan losses).  Declines in the

Company’s cash and cash equivalents, restricted cash, investment securities and other assets offset a portion of the growth in total assets.

Our net loan portfolio grew to $499.6 million at September 30, 2018 compared to $445.7 million at December 31, 2017, representing a $54.0 million (12%) increase.  Higher loan originations were responsible for the growth.  Loan originations were 18% higher during the nine months just ended compared to the same period a year ago.  Included in our net loan portfolio is our allowance for loan losses which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in the loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  Lower credit loss trends led to a $1.0 million reduction in our allowance for loan loss reserve as of September 30, 2018 compared to December 31, 2017, which also contributed to the increase in our net loan portfolio.  See Note 2, “Allowance for Loan Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for loan losses.  Management believes the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at September 30, 2018; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance.  Any increase in our allowance for loan losses could have a material adverse impact on our results of operations or financial condition in the future.

Cash and cash equivalents (excluding restricted cash) declined $21.0 million (69%) mainly due to the funding of the growth in our net loan portfolio.

Restricted cash consists of funds maintained in restricted accounts at the Company's insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements.  Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers.  At September 30, 2018, restricted cash decreased $3.1 million (66%) compared to December 31, 2017 mainly due to Management's decision to move a portion of restricted funds into trust accounts in the investment portfolios for purposes of increasing yields.  See Note 3, "Investment Securities" in the accompanying "Notes to Unaudited Condensed Consolidated Financial Statements" for further discussion of amounts held in trust.

Our investment securities portfolio declined $4.1 million (2%) at September 30, 2018 compared to the prior year-end.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A portion of these investment securities have been designated as “available for sale” (99% as of September 30, 2018 and 98% as of December 31, 2017) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income.  Volatility in the bond markets during the nine months just ended resulted in lower market values on investments which contributed to the reduction in the portfolio.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis.  Management believes the Company has adequate funding available to meet liquidity needs for the foreseeable future.

Other assets decreased $3.8 million at September 30, 2018 compared to December 31, 2017 mainly due to a payment on two life insurance policies held by the Company.  Also contributing to the decrease in other assets was a reduction in the net depreciable fixed assets and a reduction of collateral held on foreclosed properties.

Sales of the Company’s debt securities continue to be a principal source of funding for the Company.  The aggregate amount of senior and subordinated debt outstanding at September 30, 2018 was $482.4 million compared to $460.2 million at December 31, 2017, representing an increase of $22.2 million (5%).  Higher sales of the Company's senior demand notes and commercial paper were responsible for the increase.

A reduction in the Company’s accounts payable liability was the primary factor for a $5.4 million decrease in accrued expenses and other liabilities at September 30, 2018 compared to December 31, 2017.  A lower accrual for incurred but not reported employee health insurance claims also contributed to the decrease.

Results of Operations:

During the three- and nine-month periods ended September 30, 2018, total revenues were $58.5 million and $168.3 million, respectively, compared to $51.0 million and $152.8 million during the same periods a year ago.  Growth in our interest and finance charge revenue earned as a result of the increase in our loan portfolio during the comparable reporting periods was the primary reason for higher revenues.

Net income increased $.6 million (10%) and $4.2 million (33%) during the three- and nine-month periods ended September 30, 2018, respectively, compared to the same periods a year ago.  The aforementioned higher revenue was the main factor contributing to the increase in net income.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities.  Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt.  Net interest income increased $6.7 million (19%) and $14.3 million (13%) during the three- and nine-month periods ended September 30, 2018, respectively, compared to the same periods in 2017.  An increase in our average net receivables of $87.6 million (19%) during the nine months just ended compared to the same period a year ago resulted in higher interest and finance charges earned during the current year.

Interest expense increased approximately $.1 million (4%) and $.4 million (4%) during the three- and nine-month periods just ended compared to the same periods a year ago due to higher average daily borrowings.  Average daily borrowings increased $17.8 million (4%) during the nine-month period ended September 30, 2018 compared to the same period in 2017.  The Company's average borrowing rates were 2.83% during the nine-month comparable periods ended September 30, 2017 and 2016.

Management projects that, based on historical results, average net receivables will grow during the second half of 2018, and earnings are expected to increase accordingly.  However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest margin.

Insurance Income

Insurance revenues increased $1.0 million (9%) and $.8 million (2%) during the three- and nine-month periods ended September 30, 2018, respectively, compared to the same periods a year ago mainly due to an increase in loan customers opting for credit insurance on their loans.  Higher insurance claims and expenses during the current year periods offset portions of the increases in revenue.  Insurance claims and expenses increased $.5 million (21%) and $.7 million (9%) during the three- and nine-month periods ended September 30, 2018, respectively, compared to the same periods a year ago.

Other Revenue

Other revenue declined $.3 million (17%) during the three-month period ended September 30, 2018 compared to the same period a year ago.  During the prior year, other revenue included earnings received from an equity fund the Company had previously invested in.  The Company redeemed the equity fund prior to the end of 2017 which led to the decline in other revenue during the current year.  During the nine-month comparable periods, other revenue was approximately the same.

Provision for Loan Losses

The Company’s provision for loan losses is a charge against earnings to maintain the allowance for loan losses at a level that Management estimates is adequate to cover probable losses inherent as of the date of the statement of financial position.

Our provision for loan losses increased $4.4 million (77%) and $2.9 million (13%) during the three- and nine-month periods ended September 30, 2018 compared to the same periods a year ago, respectively.  Significant reductions in our allowance for loan losses during 2017 resulted in a lower provision for loan losses during the three- and nine-month periods ending September 30, 2017 compared to the same periods in 2018.

Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, delinquency levels, bankruptcy trends and overall general and industry-specific economic conditions.

We believe that the allowance for loans losses is adequate to cover probable losses inherent in our portfolio; however, because the allowance for loan losses is based on estimates, there can be no assurance that the ultimate charge off amount will not exceed such estimates or that our loss assumptions will not increase.  Management may determine it is appropriate to increase the allowance for loan losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material adverse effect on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $2.3 million (7%) and $8.6 million (9%) during the three- and nine-month periods ended September 30, 2018, respectively, compared to the same periods a year ago.  Other operating expenses encompass personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense increased $.7 million (3%) and $4.7 million (8%) during the three- and nine-month periods ended September 30, 2018, respectively, compared to the same periods in 2017.  The increases were primarily due to increases in our employee base, annual merit salary increases, increases in accruals for the Company’s employee incentive bonus program, matching contributions to our 401(k) plan and increased payroll taxes.  A reduction in claims associated with the Company's self-insured medical program during the three- and nine-month periods just ended offset a portion of the increase personnel expense during the comparable periods.

Higher depreciation expenses, telephone expenses, utility expenses and increased rent expense caused occupancy expense to increase $.3 million (7%) and $.9 million (7%) during the three- and nine-month periods ended September 30, 2018 compared to the same periods a year ago.  Lower maintenance of equipment and office material expenses during the quarter just ended offset a portion of the increase compared to the same quarter a year ago.

Miscellaneous other operating expenses increased $1.4 million (19%) and $3.1 million (13%) during the three- and nine-month periods ended September 30, 2018 compared to the same periods a year ago, respectively.  Costs were higher primarily due to increases in advertising expenses, business promotion expenses, computer expenses, insurance premiums paid, legal and audit expenses, postage expenses, and tax and license expenses. Higher travel expenses during the quarter just ended also contributed to the increase during the quarterly comparable periods.  Offsetting a portion of the increases in the three- and nine-month comparable periods were lower bank charges, lower aircraft operating expenses and gains on sale of investments.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 12% during the three- and nine-month periods ended September 30, 2018, respectively, compared to 19% and 23% during each of the same periods during 2017.  On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”) was enacted and resulted in significant changes to the U.S. tax code, including a reduction in the maximum federal corporate income tax rate from 35% to 21%, effective January 1, 2018.  The impact of the TCJA was the primary cause of the reduction in the Company’s income tax rates during the three- and nine-month periods just ended compared to the same periods a year ago.  The tax rates of the Company’s insurance subsidiaries were also below statutory rates due to investments in tax exempt bonds.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates continued to be near historical low levels during the reporting period.  The possibility of market fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin.  Please refer to the market risk analysis discussion contained in our Annual Report as of and for the year ended December 31, 2017 for a more detailed analysis of our market risk exposure.  There were no material changes in our risk exposures in the nine months ended September 30, 2018 as compared to those at December 31, 2017.

Liquidity and Capital Resources:

As of September 30, 2018 and December 31, 2017, the Company had $9.5 million and $30.6 million, respectively, invested in cash and cash equivalents (excluding restricted cash), the majority of which was held by the parent company.

The Company’s investments in marketable securities can be readily converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly-owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiary.  At December 31, 2017, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $91.6 million and $76.0 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2018, without prior approval of the Georgia Insurance Commissioner, is approximately $13.5 million.  In August 2018, the Company filed a request with the Georgia Insurance Department for the insurance subsidiaries to be eligible to pay up to $50.0 million each in extraordinary dividends during 2018.  In August 2018, the request was approved by the Georgia Insurance Department.  No dividends were paid during the nine-month period ended September 30, 2018.

Most of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells

Fargo Preferred Capital, Inc. (as amended, the “credit agreement”). The credit agreement provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less, and has a maturity date of September 11, 2019.  Available borrowings under the credit agreement were $91.8 million and $100.0 million at September 30, 2018 and December 31, 2017 at an interest rate of 5.32% and 4.49%, respectively.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2018, the Company believes it was in compliance with all covenants.  Management believes this credit facility, when considered with the Company’s other expected sources of funds, should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.  During the nine months ended September 30, 2018, there were no material changes to the critical accounting policies or related estimates disclosed in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2017.

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience, delinquency reports, historical collection rates, economic trends such as unemployment rates, gasoline prices, bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78 method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78 basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30,	December 31,
	2018	2017
ASSETS

CASH AND CASH EQUIVALENTS	$ 9,542,875	$ 30,565,836

RESTRICTED CASH	1,600,591	4,677,945

LOANS:
Direct Cash Loans	593,749,693	540,380,078
Real Estate Loans	30,478,158	27,117,189
Sales Finance Contracts	47,860,557	34,314,270
	672,088,408	601,811,537

Less:Unearned Finance Charges	86,502,093	74,439,222
Unearned Insurance Premiums and Commissions	44,448,452	39,212,982
Allowance for Loan Losses	41,500,000	42,500,000
Net Loans	499,637,863	445,659,333

INVESTMENT SECURITIES
Available for Sale, at fair value	203,674,180	204,568,031
Held to Maturity, at amortized cost	1,824,007	5,010,190
	205,498,187	209,578,221

OTHER ASSETS	23,993,513	27,754,058

TOTAL ASSETS	$ 740,273,029	$ 718,235,393

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 450,946,517	$ 426,731,217
ACCRUED EXPENSES AND OTHER LIABILITIES	20,506,631	25,920,271
SUBORDINATED DEBT	31,450,159	33,487,903
Total Liabilities	502,903,307	486,139,391

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding
Common Stock
Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	--	--
Accumulated Other Comprehensive (Loss) Income	(3,723,844)	4,596,132
Retained Earnings	240,923,566	227,329,870
Total Stockholders' Equity	237,369,722	232,096,002

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 740,273,029	$ 718,235,393

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF

INCOME AND RETAINED EARNINGS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017

INTEREST INCOME	$45,634,069	$38,766,145	$131,916,120	$117,215,287
INTEREST EXPENSE	3,432,150	3,287,411	10,005,841	9,607,890
NET INTEREST INCOME	42,201,919	35,478,734	121,910,279	107,607,397

Provision for Loan Losses	10,211,067	5,777,564	25,382,742	22,442,416

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	31,990,852	29,701,170	96,527,537	85,164,981

INSURANCE INCOME
Premiums and Commissions	11,464,393	10,490,282	32,530,460	31,751,533
Insurance Claims and Expenses	3,215,749	2,667,170	8,497,233	7,798,242
Total Net Insurance Income	8,248,644	7,823,112	24,033,227	23,953,291

OTHER REVENUE	1,423,600	1,708,233	3,899,369	3,873,117

OTHER OPERATING EXPENSES
Personnel Expense	21,663,177	20,959,373	66,094,449	61,421,263
Occupancy Expense	4,344,865	4,054,208	12,839,274	11,982,125
Other	8,613,436	7,258,705	25,933,033	22,862,554
Total	34,621,478	32,272,286	104,866,756	96,265,942

INCOME BEFORE INCOME TAXES	7,041,618	6,960,229	19,593,377	16,725,447

Provision for Income Taxes	833,099	1,322,890	2,411,017	3,782,281

NET INCOME	6,208,519	5,637,339	17,182,360	12,943,166

RETAINED EARNINGS, Beginning of Period	236,198,947	219,715,005	227,329,870	212,570,553

Adjustment Resulting from the Adoption of Accounting Standard (Note 1)	-	-	(792,023)	-
Distributions on Common Stock	(1,483,900)	-	(2,796,641)	(161,375)

RETAINED EARNINGS, End of Period	$240,923,566	$225,352,344	$240,923,566	$225,352,344

BASIC EARNINGS PER SHARE
170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$36.52	$33.17	$101.07	$76.14

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017

Net Income	$6,208,519	$5,637,339	$17,182,360	$12,943,166

Other Comprehensive (Loss) Income:
Net changes related to available-for-sale securities
Unrealized (losses) gains	(4,517,009)	624,215	(11,147,420)	5,450,383
Income tax (benefit) expense	948,700	(174,902)	3,116,306	(1,794,799)
Net unrealized (losses) gains	(3,568,309)	449,313	(8,031,114)	3,655,584

Less reclassification of gain to net income (1)to	115,255	13,298	288,862	14,181

Total Other Comprehensive
(Loss) Gain	(3,683,564)	436,015	(8,319,976)	3,641,403

Total Comprehensive Income	$2,524,955	$6,073,354	$8,862,384	$16,584,569

(1)Reclassified $115,255 to other operating expenses and $0 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the three-month period ended September 30, 2018.

Reclassified $20,479 to other operating expenses and $7,181 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the three-month period ended September 30, 2017.

Reclassified $303,560 to other operating expenses and $14,697 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the nine-month period ended September 30, 2018.

Reclassified $21,817 to other operating expenses and $7,636 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the nine-month period ended September 30, 2017.

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$17,182,360	$12,943,166
Adjustments to reconcile net income to net cash Provided by operating activities:
Provision for loan losses	25,382,742	22,442,416
Depreciation and amortization	3,461,538	3,057,685
Provision for deferred (prepaid) income taxes	262,195	(377,470)
Earnings in equity method investment	-	(739,017)
Other	(306,016)	320,701
Decrease (increase) in miscellaneous other assets	2,314,108	(1,341,817)
Increase (decrease) in other liabilities	(3,336,855)	2,844,293
Net Cash Provided	44,960,072	39,149,957

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(360,873,800)	(300,623,868)
Loan payments	281,512,528	265,015,161
Purchases of marketable debt securities	(27,308,528)	(31,064,716)
Redemptions of marketable debt securities	20,211,828	11,155,000
Fixed asset additions, net	(1,983,330)	(3,399,910)
Net Cash Used	(88,441,302)	(58,918,333)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in senior demand notes	2,111,158	(67,531)
Advances on credit line	16,225,907	410,952
Payments on credit line	(8,025,907)	(410,952)
Commercial paper issued	48,174,635	39,248,615
Commercial paper redeemed	(34,270,493)	(22,263,455)
Subordinated debt securities issued	4,543,350	5,329,066
Subordinated debt securities redeemed	(6,581,094)	(6,745,730)
Dividends / Distributions	(2,796,641)	(161,375)
Net Cash Provided	19,380,915	15,339,590

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(24,100,315)	(4,428,786)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning	35,243,781	61,112,624

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ending	$11,143,466	$56,683,838

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest Paid	$9,982,942	$9,594,625
Income Taxes Paid	1,840,000	4,616,835
Non-cash Exchange of Investment Securities	341,692	-

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2017 and for the year then ended included in the Company's 2017 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of September 30, 2018 and December 31, 2017, its consolidated results of operations and comprehensive income for the three and nine-month periods ended September 30, 2018 and 2017 and its consolidated cash flows for the nine months ended September 30, 2018 and 2017. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three- and nine-month periods ended September 30, 2018 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited).  The Company has no dilutive securities outstanding.

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 (“ASC 606”), “Revenue from Contracts with Customers”.  Under the guidance, companies are required to recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service.  The Company adopted this guidance using the “modified retrospective” method effective January 1, 2018; as such, the Company applied the guidance only to the most recent period presented in the financial statements.  The Company categorizes its primary sources of revenue into three categories: (1) interest related revenues, (2) insurance related revenue and (3) revenue from contracts with customers.

•Interest related revenues are specifically excluded from the scope of ASC 606 and accounted for under ASC Topic 310, “Receivables”.

•Insurance related revenues are subject to industry-specific guidance within the scope of ASC Topic 944, “Financial Services – Insurance” which remains unchanged.

•Other revenues primarily relate to commissions earned by the Company on sales of auto club memberships.  Auto club commissions are revenue from contracts with customers and are accounted for in accordance with the guidance set forth in ASC 606.

Other revenues, as a whole, are immaterial to total revenues.  There was no change to previously reported amounts from the cumulative effect of the adoption of ASC 606.  During the three months ended September 30, 2018 and 2017, the Company recognized interest related income of $45.6 million and $38.8 million, respectively, insurance related income of $11.5 million and $10.5 million, respectively, and other revenues of $1.4 million and $1.7 million, respectively.  During the nine months ended September 30, 2018 and 2017, the Company recognized interest related income of $131.9 million and $117.2 million, respectively, insurance related income of $32.5 million and $31.8 million, respectively, and other revenue of $3.9 million and $3.9 million, respectively.

In February 2016, the FASB issued ASU 2016-02, “Leases Topic (842): Leases.”  This ASU supersedes existing guidance on accounting for leases in Leases (Topic 840).  The update requires disclosures regarding key information about leasing arrangements and requires all leases to be recognized on the balance sheet as a right-of-use asset and a corresponding lease liability.  For leases with a term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize a right-of-use asset or lease liability.  All the Company’s leases are currently classified as operating leases, with no lease assets or lease liabilities recorded.  The update is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted.  The FASB continues to issue clarifications, updates and implementation guidance, which we continue to monitor.  The implementation of the accounting update will create lease assets and lease liabilities and potentially have an impact on the Company’s debt covenants.  The Company is working with its lenders to address any issues before implementation and continues to evaluate and quantify the potential impacts of this update on its consolidated financial statements.

During the first quarter of 2018, the Company adopted ASU 2016-18, “Restricted Cash” (“ASU 2016-18”), which updated ASC Topic 230, “Statement of Cash Flows.” ASU 2016-18 required companies to include cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.  The adoption of this standard resulted in a decrease in net cash used in investing activities of $.3 million for the nine months ended September 30, 2017.

In February 2018, the FASB issued ASU 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”.  This update allows for a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the reduction of the federal corporate income tax rate pursuant to enactment of the Tax Cuts and Jobs Act.  This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted, and is to be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized.  The Company adopted ASU 2018-02 on January 1, 2018, resulting in a $.8 million reclassification from accumulated other comprehensive income to retained earnings on the Condensed Consolidated Statement of Financial Position and the Condensed Consolidated Statement of Comprehensive (Loss) / Income.

There have been no updates to other recent accounting pronouncements described in our 2017 Annual Report and no new pronouncements that Management believes would have a material impact on the Company.

Note 2 – Allowance for Loan Losses

The allowance for loan losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, delinquency trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on-going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state.  If trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance.  The total portfolio is evaluated for credit losses based on contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, Management classifies the account as being 60-89 days past due; when four or more installments are past due, Management classifies the account as being 90 days or more past due.  When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid. In connection with any bankruptcy court-initiated repayment plan and as allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with the court-initiated repayment plan. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in non-accrual status.  At such time, the accrual of any additional finance charges is discontinued.  Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status.  Non-accrual loans return to accrual status when the loan becomes less than 60 days past due.  There were no loans 60 days or more past due and still accruing interest at September 30, 2018 or December 31, 2017.  The Company’s principal balances on non-accrual loans by loan class as of September 30, 2018 and December 31, 2017 are as follows:

Loan Class	September 30, 2018	December 31, 2017

Consumer Loans	$26,733,204	$23,800,601
Real Estate Loans	1,385,283	1,156,255
Sales Finance Contracts	1,358,380	1,097,986
Total	$29,476,867	$26,054,842

An age analysis of principal balances on past due loans, segregated by loan class, as of September 30, 2018 and December 31, 2017 follows:

September 30, 2018	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$18,128,284	$9,336,595	$19,127,662	$46,592,541
Real Estate Loans	683,655	535,598	1,503,979	2,723,232
Sales Finance Contracts	932,890	574,458	1,029,488	2,536,836
Total	$19,744,829	$10,446,651	$21,661,129	$51,852,609

December 31, 2017	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$14,483,119	$7,905,817	$17,475,439	$39,864,375
Real Estate Loans	676,407	321,125	1,170,572	2,168,104
Sales Finance Contracts	749,910	447,157	843,077	2,040,144
Total	$15,909,436	$8,674,099	$19,489,088	$44,072,623

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total loan portfolio is also used as a credit quality indicator.  The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at September 30, 2018 and December 31, 2017 was 2.30% and 2.23%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

September 30, 2018	Principal Balance	% Portfolio	9 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$591,483,591	88.4%	$25,432,686	96.4%
Real Estate Loans	29,914,177	4.5	14,646.1
Sales Finance Contracts	47,453,102	7.1	935,410	3.5
Total	$668,850,870	100.0%	$26,382,742	100.0%

September 30, 2017	Principal Balance	% Portfolio	9 Months Net Charge Offs (Recoveries)	% Net Charge Offs

Consumer Loans	$476,763,220	89.1%	$26,942,607	96.4%
Real Estate Loans	25,738,330	4.8	23,911.1
Sales Finance Contracts	32,601,568	6.1	975,898	3.5
Total	$535,103,118	100.0%	$27,942,416	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together with consumer loans, represented approximately 95% of principal balances outstanding in Company’s loan portfolio at both September 30, 2018 and 2017, respectively. As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  Due to the composition of the loan portfolio, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  We have not acquired any impaired loans with deteriorating quality during any period reported.  The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	Three Months Ended		Nine Months Ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
Allowance for Credit Losses:
Beginning Balance	$41,000,000	$47,000,000	$42,500,000	$48,500,000
Provision for Loan Losses	10,211,067	5,777,564	25,382,742	22,442,416
Charge-offs	(13,263,402)	(13,003,785)	(37,632,941)	(38,496,984)
Recoveries	3,552,335	3,226,221	11,250,199	10,554,568
Ending Balance	$41,500,000	$43,000,000	$41,500,000	$43,000,000

Ending balance; collectively evaluated for impairment	$41,500,000	$43,000,000	$41,500,000	$43,000,000

	Three Months Ended		Nine Months Ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
Finance receivables:
Ending balance	$668,850,870	$535,103,118	$668,850,870	$535,103,118
Ending balance; collectively evaluated for impairment	$668,850,870	$535,103,118	$668,850,870	$535,103,118

Troubled Debt Restructurings ("TDRs") represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/ or reductions in the amount owed by the borrower.  The following table presents a summary of loans that were restructured during the three months ended September 30, 2018.

	Number Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	4,162	$11,025,238	$10,702,334
Real Estate Loans	11	114,010	111,556
Sales Finance Contracts	155	414,895	399,751
Total	4,328	$11,554,143	$11,213,641

The following table presents a summary of loans that were restructured during the three months ended September 30, 2017.

	Number Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	3,881	$8,764,876	$8,419,386
Real Estate Loans	4	27,360	27,360
Sales Finance Contracts	126	321,289	304,847
Total	4,011	$9,113,525	$8,751,593

The following table presents a summary of loans that were restructured during the nine months ended September 30, 2018.

	Number Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	11,667	$29,000,014	$28,038,080
Real Estate Loans	35	311,583	302,117
Sales Finance Contracts	420	1,132,852	1,089,140
Total	12,122	$30,444,449	$29,429,337

The following table presents a summary of loans that were restructured during the nine months ended September 30, 2017.

	Number Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	11,117	$25,032,298	$24,018,560
Real Estate Loans	18	138,249	137,167
Sales Finance Contracts	352	900,736	861,534
Total	11,487	$26,071,283	$25,017,261

TDRs that occurred during the twelve months ended September 30, 2018 and subsequently defaulted during the three months ended September 30, 2018 are listed below.

	Number Loans	Pre-Modification Recorded Investment

Consumer Loans	1,572	$2,445,911
Real Estate Loans	1	4,233
Sales Finance Contracts	56	104,284
Total	1,629	$2,554,428

TDRs that occurred during the twelve months ended September 30, 2017 and subsequently defaulted during the three months ended September 30, 2017 are listed below.

	Number Loans	Pre-Modification Recorded Investment

Consumer Loans	1,465	$2,162,134
Real Estate Loans	-	-
Sales Finance Contracts	48	83,028
Total	1,513	$2,245,162

TDRs that occurred during the twelve months ended September 30, 2018 and subsequently defaulted during the nine months ended September 30, 2018 are listed below.

	Number Loans	Pre-Modification Recorded Investment

Consumer Loans	3,817	$5,915,570
Real Estate Loans	1	4,233
Sales Finance Contracts	114	236,196
Total	3,932	$6,155,999

TDRs that occurred during the twelve months ended September 30, 2017 and subsequently defaulted during the nine months ended September 30, 2017 are listed below.

	Number Loans	Pre-Modification Recorded Investment

Consumer Loans	3,619	$5,244,206
Real Estate Loans	-	-
Sales Finance Contracts	109	188,089
Total	3,728	$5,432,295

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair values of these debt securities were as follows:

	As of September 30, 2018		As of December 31, 2017
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale
Obligations of states and political subdivisions	$ 208,327,267	$ 203,281,750	$ 187,508,758	$ 193,601,243
Mutual funds	-	-	10,261,379	10,508,953
Corporate securities	130,316	392,430	130,316	457,835
	$ 208,457,583	$ 203,674,180	$ 197,900,453	$ 204,568,031

Held to Maturity
Obligations of states and political subdivisions	$ 1,824,007	$ 1,802,138	$ 5,010,190	$ 5,015,313

Gross unrealized losses on investment securities totaled $7,459,173 and $973,000 at September 30, 2018 and December 31, 2017, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of September 30, 2018 and December 31, 2017:

	Less than 12 Months		12 Months or Longer		Total
September 30, 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 93,138,382	$ (3,894,937)	$ 25,932,037	$ (3,532,338)	$ 119,070,419	$ (7,427,275)

Held to Maturity:
Obligations of states and political subdivisions	403,204	(3,400)	1,006,470	(28,498)	1,409,674	(31,898)

Total	$ 93,541,586	$ (3,898,337)	$ 26,938,507	$ (3,560,836)	$ 120,480,093	$ (7,459,173)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 3,974,826	$ (14,298)	$ 26,715,587	$ (920,921)	$ 30,690,413	$ (935,219)
Mutual Funds	1,565,216	(16,397)	-	-	1,565,216	(16,397)
	5,540,042	(30,695)	26,715,587	(920,921)	32,255,629	(951,616)

Held to Maturity:
Obligations of states and political subdivisions	1,233,730	(17,189)	250,767	(4,195)	1,484,497	(21,384)

Total	$ 6,773,772	$ (47,884)	$ 26,966,354	$ (925,116)	$ 33,740,126	$ (973,000)

The previous two tables represent 151 and 43 investments held by the Company at September 30, 2018 and December 31, 2017, respectively, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations.  Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not consider the impairment of any of these investments to be other-than-temporary at September 30, 2018 or December 31, 2017.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves.  Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank").  US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary (“Frandisco P&C”), as grantor, and American Bankers Insurance Company of Florida, as beneficiary.  At September 30, 2018, these trusts held $31.3 million in available-for-sale investment securities at market value and $.9 million in held-to-maturity investment securities at amortized cost.  US Bank also serves as trustee under trust agreements with the Company's life insurance company subsidiary (“Frandisco Life”), as grantor, and American Bankers Life Assurance Company, as beneficiary.  At September 30, 2018, these trusts held $14.5 million in available-for-sale investment securities at market value and $.4 million in held-to-maturity investment securities at amortized cost.  The amounts required to be held in each trust change as required reserves change.  All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under ASC No. 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 -  Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents:  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.  The estimate of the fair value of cash and cash equivalents is classified as a Level 1 financial asset.

Loans:  The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximates the carrying value since the interest rate charged by the Company approximates market rate.  The estimate of fair value of loans is classified as a Level 3 financial asset.

Marketable Debt Securities:  The Company values Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data.  State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs.  See additional information, including the table below, regarding fair value under ASC No. 820, and the fair value measurement of available-for-sale marketable debt securities.

Mutual Funds:  The Company estimates the fair value of mutual fund and corporate investments with readily determinable fair values based on quoted prices observed in active markets; therefore, these investments are classified as Level 1.

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment.  The estimate of fair value of senior debt securities is classified as a Level 2 financial liability.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  The estimate of fair value of subordinated debt securities is classified as a Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued based on current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures.  We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker.  There was no change in this methodology during any period reported.

Assets measured at fair value as of September 30, 2018 and December 31, 2017 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	September 30,	Assets	Inputs	Inputs
Description	2018	(Level 1)	(Level 2)	(Level 3)

Corporate securities	$ 392,430	$ 392,430	$ --	$ --
Obligations of states and political subdivisions	203,281,751	--	203,281,751	--
Total	$ 203,674,181	$ 392,430	$ 203,281,751	$ --

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2017	(Level 1)	(Level 2)	(Level 3)

Corporate securities	$ 457,835	457,835	$ --	$ --
Mutual funds	10,508,952	10,508,952	--	--
Obligations of states and political subdivisions	193,601,244	--	193,601,244	--
Total	$ 204,568,031	$ 10,966,787	$ 193,601,244	$ --

Note 5 – Commitments and Contingencies

The Company is, and expects in the future to be, involved in various legal proceedings incidental to its business from time to time.  Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable.  At September 30, 2018, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Note 6 – Income Taxes

Effective income tax rates were approximately 12% during the three- and nine-month periods ended September 30, 2018, respectively, compared to 19% and 23% during the same periods in 2017.  On December 22, 2017, the adoption of the Tax Cuts and Jobs Act of 2017 (the “TCJA”) resulted in significant changes to the U.S. tax code, including a reduction in the maximum federal corporate income tax rate from 35% to 21%, effective January 1, 2018.  The impact of the TCJA was the primary cause of the reduction in the Company’s income tax rates during the quarter just ended compared to the same period a year ago.  The tax rates of the Company’s insurance subsidiaries were also below statutory rates due to investments in tax exempt bonds.

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.

Note 7 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc.  The credit agreement provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less and has a maturity date of September 11, 2019.  Available borrowings under the credit agreement were $91.8 million and $100.0 million at September 30, 2018 and December 31, 2017, at interest rates of 5.32% and 4.49%, respectively.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2018, the Company believes it was in compliance with all covenants.

Note 8 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  The Company has an outstanding loan to a real estate development partnership of which one of the Company’s beneficial owners is a partner.  Balance on the commercial loan (including principal and accrued interest) was $1,519,505 at September 30, 2018.  The Company also has a loan for premium payments to a Trust of an executive officer’s irrevocable life insurance policy.  The balance (including principal and accrued interest) on this loan at Septermber 30, 2018 was $408,237.

Please refer to the disclosure contained in Note 11 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2017 for additional information on related party transactions.

Note 9 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280.  FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.  The Company maintains eight operating divisions, with one reportable business segment.

At the end of 2017, the Company had seven divisions which comprised its operations:  Division I through Division V, Division VII and Division VIII.  Each division consisted of branch offices that were aggregated based on vice president responsibility and geographic location.  Division I consisted of offices located in South Carolina.  Offices in North Georgia comprised Division II and Division III consisted of offices in South Georgia.  Division IV represented our Alabama offices, Division V represented our Mississippi offices, Division VII represented our Tennessee offices and Division VIII represented our Louisiana offices.  During the first quarter of 2018, the Company separated Division II and Division III, which together encompassed operations in Georgia, into three separate divisions, creating Division IX under a newly appointed vice president.  The following divisional financial data has been retrospectively presented to give effect to the current structure.  The change in reporting structure had no impact on previously reported consolidated results.

Accounting policies of each of the divisions are the same as those for the Company as a whole.  Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management.  All division revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

The following table summarizes revenues, profit and assets by each of the Company's divisions.  Also in accordance therewith, a reconciliation to consolidated net income is provided.

	Division	Division	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	VIII	IX	Total
(in thousands)
Division Revenues:
3 Months ended 9/30/2018	$ 7,900	$ 8,389	$ 8,435	$ 8,729	$ 5,250	$ 4,116	$ 4,170	$ 7,529	$ 54,518
3 Months ended 9/30/2017	$ 6,171	$ 7,832	$ 7,644	$ 8,009	$ 4,467	$ 3,008	$ 3,453	$ 6,595	$ 47,179
9 Months ended 9/30/2018	$ 22,435	$ 24,405	$ 24,385	$ 25,789	$ 15,422	$ 11,318	$ 12,070	$ 21,934	$ 157,758
9 Months ended 9/30/2017	$ 18,462	$ 24,315	$ 23,846	$ 23,689	$ 13,400	$ 8,558	$ 10,208	$ 20,711	$ 143,189

Division Profit:
3 Months ended 9/30/2018	$ 2,907	$ 3,715	$ 3,521	$ 3,126	$ 1,539	$ 864	$ 943	$ 2,752	$ 19,367
3 Months ended 9/30/2017	$ 1,647	$ 2,994	$ 2,919	$ 2,352	$ 1,177	$ 22	$ 707	$ 2,171	$ 13,989
9 Months ended 9/30/2018	$ 7,876	$ 10,269	$ 10,313	$ 9,216	$ 4,806	$ 1,882	$ 2,727	$ 8,141	$ 55,230
9 Months ended 9/30/2017	$ 4,912	$ 9,361	$ 9,727	$ 7,723	$ 3,691	$ 508	$ 1,530	$ 6,041	$ 43,493

Division Assets:
9/30/2018	$ 78,642	$ 90,870	$ 85,272	$ 102,075	$ 52,142	$ 47,866	$ 41,158	$ 77,575	$ 575,600
12/31/2017	$ 66,354	$ 84,425	$ 77,886	$ 94,981	$ 49,149	$ 38,055	$ 37,053	$ 71,580	$ 519,483

	3 Months Ended 9/30/2018	3 Months Ended 9/30/2017	9 Months Ended 9/30/2018	9 Months Ended 9/30/2017
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Reconciliation of Profit:
Profit per division	$19,366	$13,988	$55,229	$43,493
Corporate earnings not allocated	4,004	3,785	10,588	9,650
Corporate expenses not allocated	(16,329)	(10,813)	(46,224)	(36,418)
Income taxes not allocated	(833)	(1,323)	(2,411)	(3,782)
Net Income	$6,208	$5,637	$17,182	$12,943

BRANCH OPERATIONS

Joseph R. Cherry	Vice President
Shelia H. Garrett	Vice President
John B. Gray	Vice President
Virginia K. Palmer	Vice President
Jennifer C. Purser	Vice President
M. Summer Clevenger	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Jimmy Fairbanks	Becki Lawhon	Max Pickens
Maurice Bize	Chad Frederick	Jeff Lee	Hilda Phillips
Derrick Blalock	Peyton Givens	Lynn Lewis	Ricky Poole
Nicholas Blevins	Kim Golka	Jeff Lindberg	Gerald Rhoden
Ron Byerly	Tabatha Green	Jimmy Mahaffey	Anthony Seny
Keith Chavis	Brian Hill	Sylvia McClung	Mike Shankles
Bryan Cook	Tammy Hood	Marty Miskelly	Greg Shealy
Richard Corirossi	Gail Huff	William Murrillo	Cliff Snyder
Joe Daniel	Jerry Hughes	Josh Nickerson	Melissa Stewart
Chris Deakle	Steve Knotts	Mike Olive	Harriet Welch
Dee Dee Dunham	Judy Landon	Deloris O’Neal	Robert Whitlock
Carla Eldridge	Sharon Langford	Faye Page

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Jasper	Oxford	Scottsboro
Albertville	Brewton	Fayette	Mobile	Ozark	Selma
Alexander City	Center Point	Florence	Moody	Pelham	Sylacauga
Andalusia	Clanton	Fort Payne	Moulton	Prattville	Tallassee
Arab	Cullman	Gadsden	Muscle Shoals	Robertsdale	Troy
Athens	Decatur	Hamilton	Opelika	Russellville (2)	Tuscaloosa
Bay Minette	Dothan (2)	Huntsville (2)	Opp	Saraland	Wetumpka
GEORGIA
Acworth	Canton	Dalton	Greensboro	Manchester	Swainsboro
Adel	Carrollton	Dawson	Griffin	McDonough	Sylvania
Albany (2)	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvester
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Thomaston
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomasville
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomson
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Tifton
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Toccoa
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Tucker
Baxley	Cochran	Fayetteville	Jackson	Perry	Valdosta
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Vidalia
Blakely	Columbus (2)	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Warner Robins (2)
Bremen	Conyers	Forsyth	Kennesaw	Royston	Washington

BRANCH OPERATIONS
(Continued)

Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Waycross
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waynesboro
Butler	Covington	Gainesville	Lawrenceville	Savannah	Winder
Cairo	Cumming	Garden City	Macon (2)	Statesboro

Calhoun	Dahlonega	Georgetown	Madison	Stockbridge

LOUISIANA
Abbeville	Covington	Hammond	LaPlace	Natchitoches	Slidell
Alexandria	Crowley	Houma	Leesville	New Iberia	Sulphur
Baker	Denham Springs	Jena	Marksville	Opelousas	Thibodaux
Bastrop	DeRidder	Kenner	Minden	Pineville	West Monroe
Baton Rouge	Eunice	Lafayette	Monroe	Prairieville	Winnsboro
Bossier City	Franklin	Lake Charles	Morgan City	Ruston

MISSISSIPPI
Amory	Columbus	Gulfport	Jackson	Newton	Pontotoc
Batesville	Corinth	Hattiesburg	Kosciusko	Olive Branch	Ripley
Bay St. Louis	D’Iberville	Hazlehurst	Magee	Oxford	Senatobia
Booneville	Forest	Hernando	McComb	Pearl	Starkville
Brookhaven	Greenwood	Houston	Meridian	Philadelphia	Tupelo
Carthage	Grenada	Iuka	New Albany	Picayune	Winona
Columbia

SOUTH CAROLINA
Aiken	Cheraw	Georgetown	Laurens	North Charleston	Spartanburg
Anderson	Chester	Greenwood	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Columbia	Greer	Manning	North Myrtle Beach	Sumter
Beaufort	Conway	Hartsville	Marion	Orangeburg	Union
Boling Springs	Dillon	Irmo	Moncks Corner	Rock Hill	Walterboro
Camden	Easley	Lake City	Myrtle Beach	Seneca	Winnsboro
Cayce	Florence	Lancaster	Newberry	Simpsonville	York
Charleston	Gaffney

TENNESSEE
Athens	Crossville	Gallatin	Lafayette	Morristown	Savannah
Bristol	Dayton	Greeneville	LaFollette	Murfreesboro	Sevierville
Clarksville	Dickson	Hixson	Lebanon	Newport	Tazewell
Cleveland	Dyersburg	Jackson	Lenior City	Powell	Tullahoma
Columbia	Elizabethton	Johnson City	Madisonville	Pulaski	Winchester
Cookeville	Fayetteville	Kingsport	Maryville

DIRECTORS

Ben F. Cheek, IV Chairman 1st Franklin Financial Corporation	John G. Sample, Jr. CPA

Ben F. Cheek, III Vice Chairman 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Chairman Bowen & Watson, Inc.

Jim H. Harris, III Founder / Co-owner Unichem Technologies Founder / Owner / President Moonrise Distillery

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Vice Chairman

Virginia C. Herring President and Chief Executive Officer

A. Roger Guimond Executive Vice President and Chief Financial Officer

Ronald F. Morrow Executive Vice President and Chief Operating Officer

Daniel E. Clevenger, II Executive Vice President - Compliance

C. Michael Haynie Executive Vice President - Human Resources

Kay S. O'Shields Executive Vice President – Chief Learning Officer

Chip Vercelli Executive Vice President – General Counsel

Joseph A. Shaw Executive Vice President – Chief Information Officer

Nancy M. Sherr Executive Vice President – Chief Marketing Officer

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

INDEPENDENT AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303